Free Writing Prospectus

Filed Pursuant to Rule 433

Registration Statement No.: 333-159811

EQUINIX ANNOUNCES THE PRICING OF ITS $325 MILLION PUBLIC

OFFERING OF CONVERTIBLE SUBORDINATED NOTES DUE 2016

FOSTER CITY, Calif. – June 9, 2009 – Equinix, Inc. (Nasdaq: EQIX), a provider of global data center services, today announced that it has entered into an agreement to sell $325 million aggregate principal amount of its 4.75% convertible subordinated notes due 2016. In addition, Equinix has granted the underwriters an over-allotment option to purchase up to an additional $48.75 million aggregate principal amount of notes on the same terms and conditions.

The notes will be unsecured, subordinated obligations of Equinix and interest will be payable semi-annually at a rate of 4.75% per year. The notes will mature on June 15, 2016. The notes will be convertible subject to certain conditions at an initial conversion rate of 11.8599 shares of Equinix common stock per $1,000 principal amount of notes (representing an initial conversion price of approximately $84.32 per share of Equinix common stock), subject to adjustment in certain circumstances. This represents approximately a 17.5% premium to the last reported sale price of Equinix’s common stock on the NASDAQ Global Select Market on June 8, 2009. Equinix will be entitled to settle any such conversion by delivery of cash, shares of Equinix common stock or a combination of cash and shares. Holders of the notes may require Equinix to purchase all or a portion of their notes at a price equal to 100% of the principal amount of the notes to be purchased, plus accrued and unpaid interest, in cash, upon the occurrence of certain fundamental changes involving Equinix.

In connection with this offering, Equinix entered into capped call transactions with certain underwriters in the offering or their respective affiliates. Subject to certain exceptions, the capped call transactions are expected to reduce potential dilution upon conversion of the notes, except to the extent that the volume-weighted average price per share of the Equinix common stock exceeds the cap price of the capped call transactions. The capped call transactions have cap prices 60% higher than the closing price of Equinix common stock on June 8, 2009. In connection with hedging the capped call transactions, the counterparties or their respective affiliates expect to enter into various derivative transactions with respect to Equinix common stock concurrently with and shortly after pricing of the notes. In addition, the counterparties or their affiliates may from time to time following pricing of the notes enter into or unwind various derivatives and/or purchase or sell Equinix common stock in secondary market transactions. These activities could have the effect of increasing or preventing a decline in, or of having a negative effect on, the price of Equinix common stock (including concurrently with or shortly after pricing of the notes or during any cash settlement averaging period related to a conversion of the notes), adversely affecting the value of the notes, and, potentially the value of the shares of Equinix common stock and/or the amount of cash holders may receive upon conversion of the notes.

The net proceeds to Equinix from this offering will be approximately $273.1 million after deducting underwriting discounts and estimated offering expenses and after giving effect to the cost of the capped call transactions, but exclusive of any proceeds attributable to any possible exercise of the underwriters’ over-allotment option. Equinix intends to use a portion of the net proceeds from this offering to pay the cost of the capped call transactions and to fund the development of expansion opportunities. The balance of the net proceeds will be used for general corporate purposes.

Citi, J.P. Morgan Securities Inc. and Goldman, Sachs & Co. are acting as joint book-running managers for the offering.

Equinix has filed a registration statement (including a prospectus) with the U.S. Securities and Exchange Commission (SEC) for the offering to which this communication relates. Before you invest, you should read the registration statement and accompanying prospectus for more complete information about Equinix and this offering. You may get the prospectus for free by visiting IDEA on the SEC website at www.sec.gov. Alternatively, copies may be obtained from Citi at the following address: Brooklyn Army Terminal, 140 58th Street, 8th Floor, Brooklyn, New York 11220 or by calling toll-free at: 800-831-9146, from J.P. Morgan Securities Inc. at the following address: 4 Chase Metrotech Center, CS Level, Brooklyn, New York 11245 Attention: Chase Distribution & Support Service Northeast Statement Processing or by calling toll-free at: 866-430-0686 or Goldman, Sachs & Co., at the following address: 85 Broad Street, New York, New York 10004 or by calling toll-free at: 866-471-2526.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of these securities, in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state.

Forward-Looking Statements

This press release contains statements relating to the proposed offering of notes and the capped call transaction that are forward-looking statements pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. These statements involve risks and uncertainties that could cause actual results to differ materially, including, but not limited to, whether or not Equinix will consummate the offering, prevailing market conditions and the anticipated use of the proceeds of the offering, which could change as a result of market conditions or for other reasons.

Investors in Equinix are cautioned not to place undue reliance on its forward-looking statements, which speak only as of the date such statements are made. Equinix does not undertake any obligation to publicly update any forward-looking statements to reflect events, circumstances or new information after this press release, or to reflect the occurrence of unanticipated events.

About Equinix, Inc.

Equinix, Inc. (Nasdaq: EQIX) provides global data center services that ensure the vitality of the information-driven world. Global enterprises, content and financial companies, and network service providers rely upon Equinix’s insight and expertise to protect and connect their most valued information assets. Equinix operates 42 International Business Exchange™ (IBX®) data centers across 18 markets in North America, Europe and Asia-Pacific.

Equinix and IBX are registered trademarks of Equinix, Inc. Internet Business Exchange is a trademark of Equinix, Inc.

Press Contacts

Equinix Investor Relations Contact

Jason Starr

Equinix, Inc

+1 (650) 513-7402

E-mail: jstarr@equinix.com

North America

David Fonkalsrud

K/F Communications, Inc

(415) 255-6506

E-mail: dave@kfcomm.com